August 24, 2007

Michael T. Studer, C. P. A.
President
MICHAEL T. STUDER, C. P. A., P.C.
18 East Sunrise Highway
Freeport, New York 11520-3908

Subject: Dismissal of the Studer Firm as Our Principal Certifying Accountant

Dear Mr. Studer:

     I have appreciated your efforts on behalf of Cartoon Acquisition, Inc., a Delaware corporation, from April 5, 2005 to-date.

     You and I last spoke to one another in mid-December 2006. During our call, you informed me that your firm was extremely busy and that you would resume your review of Cartoon's quarterly accounting work for the quarter-ended September 30, 2005, after the first of the next (2007) calendar year. Following that conversation, I have placed numerous, unanswered calls to your office and I have not received any calls from you in regard to your retainer by Cartoon.

     As you know, Cartoon was and remains delinquent in its reporting obligations to the SEC pursuant to Section 13(a) of the Exchange Act. And, given Cartoon's dilemmas and limitations on its working capital, I was somewhat reluctant to "press the issue." However, in my efforts to bring Cartoon into compliance with the SEC - so that it may further its development - I have been left with no choice but to undertake the appropriate action to defend Cartoon's interests.

     Therefore, I regret to inform you that I, in consort with Cartoon's Audit Committee, recommended your firm's dismissal to our Board of Directors on May 22, 2007. Subsequently, our Board of Directors approved your firm's dismissal on that date by written consent without a meeting, which became effective on that date.

     I ask that you provide Cartoon with an itemized statement of its account with your firm and that you immediately discontinue your representation of this firm.

Mr. Michael T. Studer, August 24, 2007, Page 1 of 2

     Pursuant to the requirements for public companies and their principal certifying accountants, as such are enumerated in Item 304 of Regulation S-B, I ask that you review the documents herewith enclosed and respond to us, accordingly, in the manner provided by Item 304(a)(3) of Regulation S-B.

     Of course, if you have any questions or comments on this subject, at this stage, I would prefer that you commit your questions or comments to writing and mail your letter to us at the address first written above.

Thank you for your understanding and for your timely cooperation in this matter.

Sincerely,
CARTOON ACQUISITION, INC.

Randolph S. Hudson
Chairman of the Board
President
Chief Executive Officer

RSH:sdb

cc:	SEC
Cartoon Acquisition, Inc., SEC File No. 000-50411, via EDGAR
As Required per Matrix

Enclosures, three

Mr. Michael T. Studer, August 24, 2007, Page 2 of 2